Pioneer Natural Resources Co

(Commission File No. 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Parsley Energy, Inc.

(Commission File No. 001-36463)

The following are excerpts from a conference call conducted by Pioneer Natural Resources Company (“Pioneer”) regarding its third quarter 2020 earnings held on November 5, 2020. The excerpts contain only those portions of the transcript relating to the proposed acquisition of Parsley Energy, Inc. by Pioneer:

Operator: Welcome to Pioneer Natural Resources Third Quarter Conference Call. Joining us today will be Scott Sheffield, President and Chief Executive Officer; Rich Dealy, Executive Vice President and Chief Financial Officer; Joey Hall, Executive Vice President of Permian Operations; and Neal Shah, Vice President, Investor Relations.

Pioneer’s prepared PowerPoint slides to supplement their comments today. These slides can be accessed over the Internet at www.pxd.com. Again, the Internet site to access the slides related to today’s call is www.pxd.com. At the website, select Investors, then select Earnings & Webcasts.

This call is being recorded. A replay of the call will be archived on the Internet site through December 1, 2020.

The company’s comments today will include forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements and the business prospects of Pioneer are subject to a number of risks and uncertainties that may cause actual results in future periods to differ materially from these forward-looking statements. These risks and uncertainties are described in Pioneer’s news release, on page 2 of the slide presentation and in Pioneer’s public filings made with the Securities and Exchange Commission.

At this time, for opening remarks, I would like to turn the call over to Pioneer’s Vice President of Investor Relations, Neal Shah. Please go ahead, sir.

Neal H. Shah (Vice President—Investor Relations, Pioneer): Thank you, Nick. Good morning, everyone, and thank you for joining us. Let me briefly review the agenda for today’s call. Scott will be up first. He will review our excellent third quarter results to discuss a few highlights from the quarter. Rich will then provide an update on our peer-leading cost structure, our continually improving 2020 plan and our strong financial position. After Rich concludes his remarks, Joey will then review our strong operational performance and best-in-class oil production. Scott will then return to briefly touch on our pending acquisition of Parsley Energy and Pioneer’s focus on sustainable practices. After that, we will open up the call for your questions. Thank you.

So with that, I’ll turn it over to Scott.

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Scott D. Sheffield (President, Chief Executive Officer & Director, Pioneer): And lastly, we announced the acquisition of Parsley Energy, creating significant accretion to free cash flow per share, return on capital employed and other key financial metrics, and expecting $325 million in annual synergies.

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Richard P. Dealy (Chief Financial Officer & Executive Vice President, Pioneer): In addition, we plan to refinance the Parsley debt once the transaction closes, which is expected to result in another $75 million of annual interest savings related to their debt

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And when combined with the synergies expected from the Parsley transaction, we anticipate cash G&A per BOE to be below $1.30 after the transaction closes and integration is completed.

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As it relates to 2021 capital, we are working through the Parsley transition and still formulating our 2021 capital plans, but we do expect to add some additional rigs during the latter half of the fourth quarter that are needed as part of achieving our base maintenance program for 2021.

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After we close the Parsley transaction, our position will be the same on this chart and we will continue to have one of the top balance sheets in the industry with an even better cash flow generation profile.

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Scott D. Sheffield: Our recently announced acquisition of Parsley Energy creates really the only Permian pure-play independent of size and scale with a great balance sheet. The acquisition is accretive on all key financial metrics, including free cash flow per share and corporate returns. Both companies have significant amounts of inventory. And while the combined quality of inventories are improved, the acquisition does not materially change the duration of either inventory. We are excited with our entrance into the Delaware Basin. Parsley has done a great job building a very contiguous acreage position that has several benefits when compared to the rest of the Delaware.

It’s all in the state of Texas, so has no federal acreage or regulatory issues regarding product transportation across state lines. Very high net revenue interest due to significant mineral ownership, which enhances returns. They built out significant water and additional infrastructure that drives lower well cost and reduced operating cost. In addition, it has a very high oil cut. They have worked diligently to reduce flaring and emissions, and we’ll continue to improve on those metrics.

The graph on the right side really just shows the sell-side analysis, highlighting the significance of both Pioneer’s and Parsley’s combined top-tier inventory, relative peers across all US shale basins, not just the Permian. We probably have about eight times the nearest competitor.

Going to slide number 13; the addition of Parsley enhances our investment thesis through the improved free cash flow generation and stronger corporate returns. One of the main benefits of combining our top two tier assets is the ability to lower our reinvestment rate from 70% to 80% to 65% to 75%, generating more free cash flow for the shareholder. Also, our variable dividend proposition has improved through increased free cash flow per share.

We continue to maintain one of the best balance sheets in the industry. While our 2021 net debt-to-EBITDA will be slightly above our target of 0.75, we plan to gradually reduce our leverage to below this target, while improving return of capital to shareholders.

We’re currently in the process of formulating and evaluating our 2021 plan. There are still several unknowns that we will continue to evaluate during our budgeting process—the impacts of the election, the timing of COVID-19 vaccine and in turn, the return and stabilization of oil demand, especially what OPEC decides to do in mid-November to December 1, OPEC meetings.

I want to reiterate that our investment framework highlight on this slide is governed by a reinvestment rate that prioritizes free cash flow, shareholder returns, corporate returns and a healthy balance sheet. The production growth is simply an output of this reinvestment rate.

For 2021 at current strip pricing, we will likely be closer to the middle of the 0% to 5% pro forma oil growth year-over-year. We plan to pay our base dividend and accumulate additional free cash flow to pay our variable dividend beginning in 2022.

Going to slide 14, improving free cash flow profile. Our pro forma maintenance capital corporate breakeven is at a very, very attractive low — in the low 30s WTI, including the base dividend. The combination of the top two inventories drives a highly accretive free cash flow profile and achieves double-digit accretion, inclusive of free cash flow per share. We expect to achieve synergies of $2 billion on a PV-10 basis over the next 10 years to drive additional free cash flow. Based on the pro forma market cap, we expect our free cash flow yield to approach double-digits in 2022, allowing for increased return of capital to shareholders.

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Going to slide 16, again, continued strong focus on ESG. The combined company of Parsley and Pioneer has very low flaring intensity of 0.6% compared to peers of 1.7%. We will continue Parsley’s efforts to reduce flaring on the legacy Jagged Peak acreage to improve these metrics further. Pioneer’s contracts with the cities of Midland and Odessa to utilize effluent water in completions will significantly reduce dependency on freshwater of the pro forma company. This acquisition combines two key members of the Permian Strategic Partnership. The Permian is the foundation for both companies, and we look forward to continuing to preserve, promote and improve Permian Basin communities.

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John Freeman (Raymond James): Scott, when you mentioned that next year, you anticipate being sort of in the middle of that 0% to 5% growth. I just want to make sure that I’m on the same page as—that’s pro forma with Parsley?

Scott D. Sheffield: Yes.

John Freeman: Okay. And so I guess we just assume until told otherwise, that basically it’s probably Pioneer—legacy Pioneer assets are kind of around that 5% growth you’ve talked about previously and Parsley is kind of in that—closer to the flattish type of a profile, is that how you’re getting kind of that number?

Scott D. Sheffield: Yes. We haven’t changed Parsley at this point in time. They’ve come out with a maintenance program over — going into 2021, keeping production flat. And also, if you noticed over the last week, John, the oil strip for Brent, just last week, got down to $39.50. So it’s dropped about 12%, 13%. It’s back up to $43. So obviously, with the second — call it, the second or third wave and upcoming OPEC meetings, as I’ve mentioned in our previous comments, we’ll have to decide.

So previous comment on the 5% production growth was based on — last quarter, it was based on a $45 Brent strip. And so we really have to believe in what the strip is going to do during 2021. That’s why we’re leaving flexibility.

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David Adam Deckelbaum (Cowen): Curious just that you made some more headways on the well costs side this quarter, maintaining that 60% as sustainable long term. At $6.8 million, do you see more efficiencies going into 2021 with the Parsley acquisition that would be in addition to some of the synergies you’ve already identified? And what are your early observations on some of the improvements you can make on the pro forma well costs side going into next year, should we be thinking about — it appears the CapEx guidance that you’ve given before, isn’t necessarily incorporating these leading edge rates. So just curious what you’re seeing there.

Scott D. Sheffield: Yeah, David, we’re still — the team is working on it every day to continue to drive down those well costs. So that’s something that will be continue ongoing with different technologies and different efficiency gains that they’re working on. In terms of the Parsley acquisition and the synergies that come from that, I mean, it’s really the ones we’ve enumerated before in terms of shared tank batteries, using our water infrastructure that we’ve talked about that will see benefits, pressure pumping, equipment that we have under contract, our other contracts on sand and diesel, for instance. So it’s those types of things, on the LOE side it will be route maintenance and routes and optimizing those within the field as properties that are adjacent to each other. So it’s all those types of things that the teams are working on through the transition period right now to really enhance those efficiencies and capture all those synergies that we laid out as part of the transaction.

David Deckelbaum: Appreciate that. My second question, is just talking about when you acquired Parsley the original call, I know some people were asking about your attitude toward the Delaware, how you view the portfolio and what’s core I know the impetus for the transaction was largely financial in nature, is it that creates free cash per share, leverage ends up being neutral and then declines, allows you to return capital more robustly to shareholders. But considering the inventory that you’re picking up that you’re not necessarily accelerating on, what have inbounds been like sort of post the announcement? Have you seen more interest on the DrillCo side? I think you commented at the time that obviously DrillCo capital is fairly dried up right now, that the market for non-developed or undeveloped assets is pretty scarce right now. Have you received any sort of surprise inbounds of people that would be looking to put more capital into inventory that you’re otherwise, for lack of a better term, not necessarily optimizing pro forma to bring that value forward?

Rich Dealy: Yeah, David, I’d say the Delaware acreage, as we talked about, is kind of 10% to 12% of our acreage position, we do consider it core. We got one rig that would be running there. And really because of the high NRI interest that they have here in the high oil cut, competes very well with the Midland Basin on a chunk of that acreage. In terms of the inbounds, it’s just too early. We haven’t really seen anything at this point. I mean, let’s get the transaction closed. They did have a small piece of Parsley over there that they had—were marketing, and that probably will go through. So—but otherwise, it’s core for us. We’re excited to get our people and really learn from what Parsley has done over there and see if we can jointly make it better. So that’s the game plan going forward.

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Arun Jayaram (JPMorgan): And my follow-up is just maybe a follow-up on the Parsley transaction. One of the—the people, I think, do recognize the financial merits of the transaction, but one of the pushbacks that we’ve gotten is just the timing of the development of the Parsley assets, just given the fact that historically, Pioneer’s well productivity has been a bit higher. So Scott, how do you address that and the fact that the concern that some of these Parsley assets may be developed a bit later?

Rich Dealy: Yeah, Arun, it’s Rich. I mean I’d say that a big chunk of their portfolio competes very well with our high-grade portfolio in the Midland Basin. I mean a lot of these locations are adjacent to where we’re drilling. So those compete very well, and we talked about the Delaware and their high NRI areas. And so it will be a balance. And we’ll get the portfolio together. We’ll look where we have operational synergies and where we can use combined tank batteries and really be capital efficient, as Joey talked about. But from our perspective, a big chunk of their portfolio will look a lot like our portfolio and be developed over time, really commensurate with how we develop our portfolio.

Arun Jayaram: And just maybe a quick follow-up, Rich. Obviously, on the supply chain side, Pioneer has an agreement with PUMP, are there opportunities to leverage the supply chain to your advantage on the Parsley assets?

Rich Dealy: There are. And so we’re working through those things now. But I mean, for instance, on the PUMP, we have idle frac fleets that we’ll be able to deploy on Parsley’s assets. And so to me, that’s just a benefit that we’ll be able to capture as part of the combined entity.

Paul Y. Cheng (Scotia Capital): Good morning. Thank you. Two quick questions; Scott, I think in the past that you guys stopped giving the inventory number, prospect inventory number. With the slide that you showed there, just curious that, is that a number that you can share? What would be on the stand-alone and also with Parsley on a combined pro forma basis, what you consider as your premium inventory look like?

Second question that in—when we’re looking at the combination, I mean, Parsley, the well productivity historically has been less than Pioneer, even though that, at least in the Midland, the land seems to be really just adjacent. So we presume it’s not the quality of the rock; so is it really the completion design, technical knowhow or any other factor? And how quickly you can improve that and maybe adopt your own design or your own technical knowhow to improve those results? Thank you.

Scott D. Sheffield: Hey, Paul, on the inventory side, it’s us on quality, premium inventories, 10,000 plus locations, and Parsley 2,500 plus locations on a combined basis. So just to kind of give you an order of magnitude.

On your second question, the quality of the rock, their acreage is so adjacent to ours. Our team is looking forward to getting in and understanding and seeing what they’ve done with their completion designs, but we’ve got a lot of data because of the expansive wells that we’ve drilled. And so we plan on using that same— as we did for the evaluation, that same technology in terms of how we develop the field.

So really look to – we’ll really put our – what we’ve done, we’ll see what they’ve done. If there’s any improvements that we can make, we can learn from them. But then we’ll also look what we’ve done, if we can improve it, we’ll do that. So it’s really just the team coming together and figuring what’s the way to optimize the field and optimize the development and recover the most resources we can as efficiently as Joey talked about.

Paul Cheng: Right. Is there a time line that — how quickly that you think you would be able to complete that process?

Scott D. Sheffield: The team is working on it now. So it’s all underway and so we plan on — in terms of our 2021 capital program that will be part of that capital program and baked in.

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Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Pioneer Natural Resources (“Pioneer”) and Parsley Energy, Inc. (“Parsley”). The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley intend to file a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus will be included. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this communication are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer and Parsley are subject to a number of risks and uncertainties that may cause Pioneer’s and Parsley’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the risk that Pioneer’s and Parsley’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication on Pioneer’s or Parsley’s stock prices; transaction costs; volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform Pioneer’s and Parsley’s drilling and operating activities, access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s and Parsley’s ability to replace reserves, implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s or Parsley’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s and Parsley’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return to shareholders, expenses, cash flows from purchases and sales of oil and gas net of firm transportation commitments, sources of funding and tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of Pioneer’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s and Parsley’s Annual Reports on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 and other filings with the Securities and Exchange Commission. In addition, Pioneer and Parsley may be subject to currently unforeseen risks that may have a materially adverse impact on the combined company. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer and Parsley undertake no duty to publicly update these statements except as required by law.

Cautionary Note to U.S. Investors – The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than “reserves,” as that term is defined by the SEC. In this communication, Pioneer may include estimates of quantities of oil and gas using certain terms, such as “resource base,” “resource potential,” “net recoverable resource potential,” “estimated ultimate recovery,” “EUR,” “oil in place” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Pioneer from including in filings with the SEC.

These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being recovered by Pioneer. U.S. investors are urged to consider closely the disclosures in Pioneer’s periodic filings with the SEC. Such filings are available from Pioneer at 777 Hidden Ridge, Irving, Texas 75038, Attention: Investor Relations and Pioneer’s website at www.pxd.com. These filings also can be obtained from the SEC by calling 1-800-SEC-0330.